ZIOPHARM Oncology, Inc.
1180 Avenue of the Americas, 19th Floor
New York, New York  10036

July 14, 2011

TRANSMITTED VIA EDGAR

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re:	ZIOPHARM Oncology, Inc. (the “Company”)
Registration Statement on Form S-3
Filed May 18, 2011
File Number 333-174292

Dear Mr. Riedler:

The undersigned respectfully requests that the Registration Statement on Form S-3 of ZIOPHARM Oncology, Inc. (SEC File No. 333-174292) be declared effective at 10:00 a.m., Washington, D.C. time, on Monday, July 18, 2011, or as soon thereafter as is practicable.

In connection with this request, the Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

ZIOPHARM ONCOLOGY, INC.

By:	/s/ Richard E. Bagley
Richard E. Bagley, President, Chief Operating Officer and Chief Financial Officer